Exhibit 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
EPIQ SYSTEMS, INC.

									Pro Forma(1)
		1999	2000	2001	2002	2003	Q1 2003	Q1 2004	2003	Q1 2004
Earnings
a	income from continuing operations	$1,496	$1,980	$6,253	$9,766	$14,525	$2,677	$2,001
	tax related to continuing operations	944	152	3,842	5,946	10,165	1,741	1,338
	pre-tax earnings	2,440	2,132	10,095	15,712	24,690	4,418	3,339	$24,690	$3,693
Plus
b	fixed charges	120	529	244	279	550	167	1,620	550	1,266
c	amortization of capitalized interest	0	0	0	0	0	0	0	0	0
d	distributed income — equity investees	0	0	0	0	0	0	0	0	0
e	share of pre-tax losses of equity investees	0	0	0	0	0	0	0	0	0
Less
a	capitalized interest	0	0	0	0	0	0	0	0	0
b	preference dividends of consolidated subs	0	0	0	0	0	0	0	0	0
c	minority interest in subs pre-tax income	0	0	0	0	0	0	0	0	0

Total Earnings		2,560	2,661	10,339	15,991	25,240	4,585	4,959	25,240	4,959

Fixed Charges
a	Interest expensed	17	360	100	137	201	43	907	201	760
a	Interest capitalized	0	0	0	0	0	0	0	0	0
b	amortized deferred loan charges	0	0	0	0	0	0	615	0	408
c	estimated interest expense in leases	103	169	144	142	349	124	98	349	98
d	preference dividends of consolidated subs	0	0	0	0	0	0	0	0	0

Total Fixed Charges		120	529	244	279	550	167	1,620	550	1,266

Ratio of earnings to fixed charges		21.3	5.0	42.4	57.4	45.9	27.5	3.1	45.9	3.9

(1)
The pro forma computations give effect to the issuance of the notes (1) as of January 30, 2004, which is the date we incurred the bank indebtedness to acquire the Poorman-Douglas business, which bank indebtedness was partially repaid with the net proceeds of the notes, and (2) in the amount, $47 million, of the proceeds used to partially repay existing bank indebtedness. Because the bank indebtedness was not incurred until January 30, 2004, the pro forma computation is the same as the actual computation for the year ended December 31, 2003.